Exhibit 99.1

Lombard Medical Announces Shares to Trade on OTCQX

Oxfordshire, UK – October 30, 2017 – Lombard Medical, Inc. (Nasdaq: EVAR), a medical device company focused on endovascular aneurysm repair of abdominal aortic aneurysms (AAA), today announced that it has notified Nasdaq of its intention to voluntarily delist the Company’s shares from the Nasdaq Capital Market (“Nasdaq”) and transfer its listing to the OTCQX.

Lombard anticipates that its common shares will trade under its existing ticker symbol EVAR on the OTCQX Market effective as of the market open on November 9, 2017.

The Company intends to file a Form 25, Notification of Removal from Listing under Section 12(b) of the Securities Exchange Act of 1934, as amended, with the SEC on November 9, 2017, notifying the SEC of delisting from Nasdaq and trading on Nasdaq will cease on the same day. Therefore, the last day of trading on Nasdaq will be November 8, 2017.

The Company believes the transfer to OTCQX is in the best interests of the Company and its shareholders, and will provide it with an efficient and cost-effective way to maintain its public market presence.

As previously disclosed, on November 6, 2016, the Company received a notice from Nasdaq notifying it that it did not meet the minimum bid price requirement for continued listing (the “Bid Price Rule”) on the Nasdaq Global Market and received a 180-day period to regain compliance. The Bid Price Rule requires the Company’s shares to trade above $1.00 per share for at least 10 consecutive business days. Subsequently, on May 9, 2017, approval was granted to transfer the listing from the Nasdaq Global Market to Nasdaq and the Company was given until November 6, 2017 to regain compliance with the Bid Price Rule. Given that the Company has not regained compliance with the Bid Price Rule, it has decided to delist its shares from Nasdaq and transfer its listing to the OTCQX.

About Lombard Medical, Inc.

Lombard Medical, Inc. based in Oxfordshire, U.K., develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. For more information, please visit www.lombardmedical.com

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “intend,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated May 1, 2017. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Kurt Lemvigh, Chief Executive Officer	+44 (0)1235 750 800